Toron, Inc.

1207 Royal York Road

Toronto, ON, Canada M9A 4B5

November 2, 2010

VIA EDGAR

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

100 F Street N.E.

Washington D.C. 20002

USA

Attention: Scott Anderegg

Re:

Request for acceleration of the effective date of the Registration Statement on Form S1/A of Toron, Inc. Filed October 26, 2010;

Pursuant to requirements of Section 8(a) of the Securities Act the undersigned hereby requests  that the Form S1/A Registration Statement of Toron, Inc. be declared effective on Friday, November 5th, 2010 at 12:00 PM or on such earlier or later date as the Commission acting pursuant to this Section 8(a) shall determine.

 Toron, Inc. acknowledges that

•

should the Commission or the staff; acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Ljubisa Vukovic

Ljubisa Vujovic,

Director, President, Secretary Treasurer